ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
490PB2685	03/07/11	07/29/10

* ISSUED TO

Sentinel Group Funds, Inc.

Named Insured Endorsement

It is agreed that:

1.      From and after the time this rider becomes effective the Insured under the attached bond are:

Sentinel Group Funds, Inc., Sentinel Balanced Fund, Sentinel Common Stock Fund, Sentinel Government Securities Fund, Sentinel Small Company Fund, Sentinel International Equity Fund, Sentinel Short Maturity Government Fund, Sentinel Mid Cap Fund, Sentinel Growth Leaders Fund, Sentinel Capital Growth Fund, Sentinel Sustainable Core Opportunities Fund, Sentinel Sustainable Growth Opportunities Fund, Sentinel Conservative Strategies Fund, Sentinel Georgia Municipal Bond Fund, Sentinel Mid Cap Value Fund, Sentinel Total Return Bond Fund, Sentinel Variable Products Trust Funds, Sentinel Variable Products Common Stock Fund, Sentinel Variable Products Mid Cap Fund, Sentinel Variable Products Small Company Fund, Sentinel Variable Products Balanced Fund, Sentinel Variable Products Bond Fund, Sentinel Variable Products Money Market Fund,

2.               The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.               Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.               If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.               The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.               If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

ICB010 Ed. 7-04

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